Prospectus Supplement No. 10 (to Prospectus dated April 26, 2023)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-265337

EVE HOLDING, INC.

319,264,425 SHARES OF COMMON STOCK

14,250,000 WARRANTS TO PURCHASE SHARES OF COMMON STOCK

66,845,072 SHARES OF COMMON STOCK UNDERLYING WARRANTS

This Prospectus Supplement, dated November 7, 2023 (the “Supplement”), supplements the prospectus, dated April 26, 2023, filed by Eve Holding Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (“SEC”) on April 26, 2023 pursuant to Rule 424(b) under the Securities Act of 1933, as amended, relating to the Registration Statement on Form S-1, as amended (File No. 333-265337) (the “Prospectus”), relating to the issuance by the Company of up to 66,845,072 shares of common stock, comprising (i) the shares of common stock that may be issued upon exercise of 11,500,000 outstanding public warrants (as defined in the Prospectus), (ii) the shares of common stock that may be issued upon exercise of 14,250,000 outstanding private placement warrants (as defined in the Prospectus), and (iii) up to 41,095,072 shares of common stock that may be or have been issued upon exercise of the new warrants (as defined in the Prospectus). The Prospectus also relates to the resale by certain of the Selling Securityholders (as defined in the Prospectus) of up to 319,264,425 shares of common stock, comprising (i) 220,000,000 shares of common stock issued in connection with the business combination with the urban air mobility business of Embraer S.A., a Brazilian corporation (sociedade anônima) (“Embraer”), originally issued at a price of $10.00 per share in exchange for Embraer’s interests in EVE UAM, LLC, (ii) 35,730,000 shares of common stock issued to certain qualified institutional buyers and accredited investors in private placements consummated in connection with the business combination, originally issued at a price of $10.00 per share, (iii) 5,750,000 shares of common stock that were converted in connection with the business combination on a one-to-one basis from Zanite Acquisition Corp. Class B common stock originally issued at a price of $0.004 per share, (iv) 260,000 shares of common stock underlying restricted stock units granted to certain directors and an officer of the Company, (v) 140,000 restricted shares of common stock granted to an officer of the Company, (vi) up to 14,250,000 shares of common stock that may be issued upon exercise of private placement warrants held by certain parties to the Amended and Restated Registration Rights Agreement (as defined in the Prospectus), originally issued at a price of $1.00 per warrant, (vii) up to 41,095,072 shares of common stock that may be or have been issued upon exercise of new warrants that have been issued or are issuable, subject to triggering events, to United Airlines Ventures, Ltd., a Cayman Islands company (“United”), and certain Strategic PIPE Investors (as defined in the Prospectus) originally issued in connection with entering into certain commercial arrangements without the payment of any purchase price and (viii) 2,039,353 shares of common stock issued to United in a private placement consummated on September 6, 2022 for a purchase price per share of $7.36 and an aggregate purchase price of $15,000,000. The Prospectus also relates to the resale by certain of the Selling Securityholders of 14,250,000 private placement warrants held by certain parties to the Amended and Restated Registration Rights Agreement, originally issued at a price of $1.00 per warrant.

This Supplement is being filed to update and supplement the information contained in the Prospectus with the information from our Form 10-Q, filed with the SEC on November 7, 2023 (the “Form 10-Q”). Accordingly, we have attached the Form 10-Q to this Supplement.

This Supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this Supplement, you should rely on the information in this Supplement.

Our common stock and public warrants trade on the New York Stock Exchange under the symbols “EVEX” and “EVEXW,” respectively. On November 6, 2023, the last quoted sale price for our common stock as reported on NYSE was $7.49 per share and the last quoted sale price for our public warrants was $0.6278 per warrant.

We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for this prospectus and for future filings.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 12 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

This Supplement is dated November 7, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2023
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to
Commission File No. 001-39704

EVE HOLDING, INC.

(Exact name of registrant as specified in its charter)

Delaware	85-2549808
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1400 General Aviation Drive Melbourne, FL 32935
(Address of Principal Executive Offices, including zip code)

(321) 751-5050
(Registrant’s telephone number, including area code)

N/A

(Former name and address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share Warrants, each whole warrant exercisable for one share of Common Stock	EVEX EVEXW	The New York Stock Exchange The New York Stock Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):    Yes  ☐    No  ☒

As of November 7, 2023, there were 269,359,021 shares of common stock, par value $0.001 per share, issued and outstanding.

EVE HOLDING, INC.

(FORMERLY EVE UAM, LLC)

PART I  FINANCIAL INFORMATION (Unaudited)

Item 1.  Financial Statements

EVE HOLDING, INC.

(FORMERLY EVE UAM, LLC)

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	September 30,	December 31,
	2023	2022
ASSETS
Current assets
Cash and cash equivalents	$10,097,318	$49,146,063
Financial investments	164,448,485	178,781,549
Related party receivables	1,624,098	203,712
Related party loan receivable	81,805,950	82,650,375
Other current assets	1,586,393	1,425,507
Total current assets	259,562,244	312,207,206
Property, plant & equipment, net	477,928	451,586
Right-of-use assets, net	534,733	216,636
Other non-current assets	976,467	-
Total non-current assets	1,989,128	668,222
Total assets	$261,551,372	$312,875,428

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$1,832,288	$2,097,097
Related party payables	20,267,182	12,625,243
Derivative financial instruments	13,395,000	3,562,500
Other current payables	10,664,611	6,648,171
Total current liabilities	46,159,081	24,933,011
Long-term debt	11,319,690	-
Other non-current payables	2,027,786	1,020,074
Total non-current liabilities	13,347,476	1,020,074
Total liabilities	59,506,557	25,953,085
Equity
Common stock, $0.001 par value	269,209	269,094
Additional paid-in capital	507,175,781	503,661,571
Accumulated deficit	(305,400,175)	(217,008,322)
Total equity	202,044,815	286,922,343
Total liabilities and equity	$261,551,372	$312,875,428

The accompanying notes are an integral part of these condensed consolidated financial statements.

Amounts may not add due to rounding.

F-1

EVE HOLDING, INC.

(FORMERLY EVE UAM, LLC)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Operating expenses
Research and development	$28,642,065	$14,298,925	$71,991,658	$33,830,890
Selling, general and administrative	5,034,782	6,845,045	17,822,207	23,892,011
New Warrants expenses	-	17,424,230	-	104,776,230
Loss from operations	(33,676,847)	(38,568,200)	(89,813,865)	(162,499,131)
(Loss)/gain from change in fair value of derivative liabilities	(853,575)	285,000	(9,832,500)	6,127,500
Financial investment income	2,802,189	1,492,292	9,039,037	2,380,240
Other financial gain, net	1,616,035	536,562	3,789,856	635,180
Loss before income taxes	(30,112,198)	(36,254,346)	(86,817,472)	(153,356,211)
Income tax expense	(1,097,647)	(490,376)	(1,574,382)	(620,084)
Net loss	$(31,209,845)	$(36,744,722)	$(88,391,854)	$(153,976,295)

Weighted-average number of shares outstanding – basic and diluted	275,887,223	272,040,343	275,671,199	247,010,044
Net loss per share basic and diluted	$(0.11)	$(0.14)	$(0.32)	$(0.62)

 The accompanying notes are an integral part of these condensed consolidated financial statements.

Amounts may not add due to rounding.

F-2

EVE HOLDING, INC.

(FORMERLY EVE UAM, LLC)
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Net loss	$(31,209,845)	$(36,744,722)	$(88,391,854)	$(153,976,295)
Total comprehensive loss	$(31,209,845)	$(36,744,722)	$(88,391,854)	$(153,976,295)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Amounts may not add due to rounding.

F-3

EVE HOLDING, INC.

(FORMERLY EVE UAM, LLC)
CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
(Unaudited)
	Common Stock
	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Equity
Balance as of December 31, 2021	220,000,000	$220,000	$53,489,579	$(42,977,964)	$(32,226)	$10,699,389
Separation-related adjustment	-	-	(707,846)	-	32,226	(675,620)
Balance as of January 1, 2022	220,000,000	$220,000	$52,781,733	$(42,977,964)	$-	$10,023,769
Net loss	-	-	-	(10,010,008)	-	(10,010,008)
Contributions from Parent	-	-	732,776	-	-	732,776
Balance as of March 31, 2022	220,000,000	$220,000	$53,514,509	$(52,987,972)	$-	$746,537
Net loss	-	-	-	(107,221,565)	-	(107,221,565)
Reclassification of Public Warrants from liability to equity	-	-	10,580,000	-	-	10,580,000
Issuance of fully vested New Warrants	-	-	87,352,000	-	-	87,352,000
Issuance of common stock upon reverse recapitalization, net of fees	43,392,132	43,392	315,283,325	-	-	315,326,717
Share-based compensation and issuance of stock	140,000	140	1,935,848	-	-	1,935,988
Exercise of warrants held by PIPE investor	800,000	800	7,200	-	-	8,000
Share-based payment with non-employees	-	-	1,028,182	-	-	1,028,182
Contributions from Parent	-	-	(2,105,409)	-	-	(2,105,409)
Balance as of June 30, 2022	264,332,132	$264,332	$467,595,655	$(160,209,537)	$-	$307,650,450
Net loss (as restated)	-	-	-	(36,744,722)	-	(36,744,722)
Issuance of New Shares	2,039,353	2,039	14,997,961	-	-	15,000,000
Issuance of fully vested New Warrants	-	-	17,424,230	-	-	17,424,230
Issuance of restricted stock and restricted stock expense	-	-	653,699	-	-	653,699
Share based payment with non-employees	-	-	691,909	-	-	691,909
Balance as of September 30, 2022	266,371,485	$266,371	$501,363,454	$(196,954,259)	$-	$304,675,566

The accompanying notes are an integral part of these condensed consolidated financial statements.

Amounts may not add due to rounding.

F-4

EVE HOLDING, INC.

(FORMERLY EVE UAM, LLC)
CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
(Unaudited)

	Common Stock
	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Equity
Balance as of December 31, 2022	269,094,021	$269,094	$503,661,571	$(217,008,322)	$286,922,343
Net loss	-	-	-	(25,771,982)	(25,771,982)
Share-based compensation	-	-	867,893	-	867,893
Share-based payment with non-employees	-	-	480,000	-	480,000
Balance as of March 31, 2023	269,094,021	$269,094	$505,009,464	$(242,780,304)	$262,498,254
Net loss	-	-	-	(31,410,026)	(31,410,026)
Share-based compensation and issuance of stock	69,900	70	650,005	-	650,075
Balance as of June 30, 2023	269,163,921	$269,164	$505,659,469	$(274,190,330)	$231,738,303
Net loss	-	-	-	(31,209,845)	(31,209,845)
Exercise of public warrants	100	-	1,150	-	1,150
Share-based compensation and issuance of stock	45,000	45	1,515,162	-	1,515,207
Balance as of September 30, 2023	269,209,021	$269,209	$507,175,781	$(305,400,175)	$202,044,815

The accompanying notes are an integral part of these condensed consolidated financial statements.

Amounts may not add due to rounding.

F-5

EVE HOLDING, INC.

(FORMERLY EVE UAM, LLC)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended
	September 30,
	2023	2022
Cash flows from operating activities:
Net loss	$(88,391,854)	$(153,976,295)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and loss on disposal of property	141,714	-
Non-cash lease expenses	54,766	-
Amortization of debt issuance costs	1,750	-
Unrealized (gain) on exchange rate translation	(384,791)	(53,517)
Share-based compensation	3,320,330	2,589,688
Warrant expenses	480,000	106,496,321
Change in fair value of derivative financial instruments	9,832,500	(6,127,500)
Changes in operating assets and liabilities:
Accrued interest on financial investments, net	(5,666,936)	(1,354,049)
Accrued interest on related party loan receivable, net	844,425	(638,145)
Other assets	(732,745)	3,263,583
Related party receivables	(1,898,477)	14,814
Accounts payable	(256,735)	2,865,325
Related party payables	8,015,787	4,641,968
Other payables	4,643,734	3,575,088
Net cash used by operating activities	(69,996,532)	(38,702,719)
Cash flows from investing activities:
Redemptions of financial investments	72,500,000	-
Purchases of financial investments	(52,500,000)	(169,000,000)
Related party loan	-	(81,000,000)
Expenditures for property, plant and equipment	(168,056)	(418,721)
Net cash provided (used) by investing activities	19,831,944	(250,418,721)
Cash flows from financing activities:
Proceeds from issuance of debt	11,375,385	-
Non-creditor debt issuance costs	(375,201)	-
Tax withholding on share-based compensation	(287,154)	-
Capital contribution net of transaction costs reimbursed to Zanite	-	369,830,250
Transaction Costs reimbursed to parent	-	(15,754,066)
Distribution to parent, net	-	(1,372,633)
Proceeds from exercise of public warrants	1,150	-
Net cash provided by financing activities	10,714,180	352,703,551
Effect of exchange rate changes on cash and cash equivalents	401,663	(17,263)
(Decrease) increase in cash and cash equivalents	(39,048,745)	63,564,848
Cash and cash equivalents at the beginning of the period	49,146,063	14,376,523
Cash and cash equivalents at the end of the period	$10,097,318	$77,941,371
Supplemental disclosure of cash information
Cash paid for:
Income taxes	$874,810	$489,590
Supplemental disclosure of other non-cash investing and financing activities
Recognition of the Right-of-use assets and operating lease liabilities	$372,863	$-
Issuance of common stock for vested Restricted Stock Units	$1,365,750	$1,584,800

The accompanying notes are an integral part of these condensed consolidated financial statements.

Amounts may not add due to rounding.

F-6

EVE HOLDING, INC.

(FORMERLY EVE UAM, LLC)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 1 – Organization and Nature of Business

Eve Holding, Inc. (together with its subsidiaries, as applicable, “Eve,” “Eve Holding,” the “Company,” “we,” “us,” or “our”), is an aerospace company that is dedicated to accelerating the urban air mobility (“UAM”) ecosystem. Benefitting from a startup mindset and with a singular focus, Eve is taking a holistic approach to progressing the UAM ecosystem with an advanced electric vertical take-off and landing (“eVTOL”) project, a comprehensive global services and support network, and a unique air traffic management solution. The Company is organized in Delaware with operations in Melbourne, Florida and São Paulo, Brazil.

The Company is a former blank check company incorporated on November 19, 2020, under the name Zanite Acquisition Corp. (“Zanite”) as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses.

Business Combination

On December 21, 2021, Zanite entered into a Business Combination Agreement (the “BCA”), with Embraer S.A., a Brazilian corporation (“sociedade anonima”) (“ERJ”), Embraer Aircraft Holding, Inc., a Delaware corporation (“EAH”) wholly owned by ERJ, and EVE UAM, LLC, a Delaware limited liability company (“Eve Sub”), a former subsidiary of EAH, that was formed for purposes of conducting the UAM business.  For transactions beyond the Business Combination (as defined below) and initial financing, ERJ and EAH are collectively referred to as “Embraer.”

On May 9, 2022, the closing (the “Closing”) of the transactions contemplated by the BCA occurred (“Business Combination”).  Pursuant to the BCA, Zanite issued 220,000,000 shares of Class A common stock to EAH in exchange for all of the issued and outstanding limited liability company interests of Eve Sub (the “Equity Exchange”). As a result, Eve Sub became a wholly owned subsidiary of Zanite, which changed its name to “Eve Holding, Inc.”

Financing

On December 21, 2021, December 24, 2021, March 9, 2022, March 16, 2022, and April 4, 2022, in connection with the Business Combination, Zanite entered into subscription agreements or amendments thereto (as amended from time to time, the “Subscription Agreements”) with certain investors, including certain strategic investors and/or investors with existing relationships with ERJ (the “Strategic Investors”), Zanite Sponsor LLC, a Delaware limited liability company (the “Sponsor”), and EAH (collectively, the “PIPE Investors”), pursuant to which and on the terms and subject to the conditions of which, Zanite agreed to issue and sell to the PIPE Investors in private placements to close immediately prior to the Closing, an aggregate of 35,730,000 shares of Class A common stock at a purchase price of $10.00 per share, for an aggregate purchase price of $357,300,000, which included the commitment of the Sponsor to purchase 2,500,000 shares of Class A common stock for a purchase price of $25,000,000 and the commitment of EAH to purchase 18,500,000 shares of Class A common stock for a purchase price of $185,000,000 (the “PIPE Investment”). The PIPE Investment was consummated substantially concurrently with the Closing.  Upon Closing, all shares of Zanite Class A and Class B common stock were converted into, on a one-for-one basis, shares of common stock of Eve Holding.

Accounting Treatment of the Business Combination

The Business Combination was accounted for as a reverse recapitalization, equivalent to the issuance of shares by Eve Sub for the net monetary assets of Zanite accompanied by a recapitalization. Accordingly, the consolidated assets, liabilities, and results of operations of Eve Sub became the historical financial statements of the Company. The assets, liabilities, and results of operations of Zanite were consolidated with Eve Sub beginning on the Closing date. For accounting purposes, these financial statements of the Company represent a continuation of the financial statements of Eve Sub. The net assets of Zanite were recorded at historical costs with no goodwill or other intangible assets recorded. Operations prior to the Business Combination are presented as those of Eve Sub.

Both Embraer and Zanite’s sponsors incurred costs in connection with the business combination (“Transaction Costs”). The Transaction Costs that were determined to be directly attributable and incremental to the Company, and as the primary beneficiary of these expenses, were deferred and recorded as other assets in the balance sheet until the Closing. Such costs were subsequently recorded either as an expense of the Business Combination or a reduction of cash contributed with a corresponding reduction of additional paid-in capital if they were attributable to one or multiple sub-transactions of the Business Combination.

After the Closing, EAH did not lose control over Eve Sub as EAH still held approximately 90% of Eve Holding’s shares. Therefore, the transaction did not result in a change in control that would otherwise necessitate business combination accounting.

F-7

Basis of Presentation

The Company’s unaudited condensed consolidated financial statements included in this report reflect (i) the historical operating results of Eve Sub prior to the Business Combination on May 9, 2022, prepared on a carve-out basis, (ii) the combined results of Eve Sub and Zanite following the Closing, (iii) the assets and liabilities of Eve Sub at their historical cost, and (iv) the Company’s retroactive recast of the equity structure recapitalization including EPS for all periods presented.

Until the Closing date on May 9, 2022, the condensed consolidated financial statements of Eve Sub reflect the assets, liabilities and expenses that management determined to be specifically attributable to Eve Sub, as well as allocations of certain corporate level assets, liabilities and expenses, deemed necessary to fairly present the financial position, results of operations and cash flows of Eve, as discussed further below. Management believes that the assumptions used as basis for the allocations of expenses, direct and indirect, as well as assets and liabilities in the condensed consolidated financial statements are reasonable. However, these allocations may not be indicative of the actual amounts that would have been recorded had Eve operated as an independent, publicly traded company for the periods presented.

The accompanying condensed consolidated financial statements are presented in US Dollars, unless otherwise noted, and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the Securities Exchange Commission (“SEC”) for interim financial reporting.

Accordingly, they do not include all of the information and notes required by U.S. GAAP for complete financial statements. Additionally, operating results for interim periods are not necessarily indicative of the results that can be expected for a full year. The unaudited condensed consolidated financial statements herein should be read in conjunction with our audited consolidated financial statements and notes thereto included within our most recent Annual Report on Form 10-K. These unaudited condensed consolidated financial statements reflect, in the opinion of management, all material adjustments (which include normal recurring adjustments) necessary to fairly state, in all material respects, the Company’s financial position, results of operations, and cash flows for the periods presented. All intercompany balances and transactions were eliminated in consolidation. Certain columns and rows may not add due to rounding.

Note 2 – Summary of Significant Accounting Policies

The information presented under Debt updates our Significant Accounting Policies information presented in our most recent Annual Report on Form 10-K to reflect the debt agreement Eve entered into during the nine months ended September 30, 2023.

Change in Carve-Out Methodology

Prior to the separation from Embraer, Eve Sub has historically operated as part of Embraer and not as a standalone company. Therefore, a carve-out methodology was necessary to prepare historical financial statements since Eve Sub’s inception in 2017 until the Closing on May 9, 2022. For reporting periods prior to and for the year ended December 31, 2021, the management approach was used as the carve-out methodology. The management approach takes into consideration the assets that were being transferred to determine the most appropriate financial statement presentation. A management approach may also be appropriate when a parent entity needs to prepare financial statements for the sale of a legal entity, but prior to divestiture, certain significant operations of the legal entity are contributed to the parent in a common control transaction.

The Master Service Agreement (“MSA”) and Shared Service Agreement (“SSA”) were executed on December 14, 2021. Beginning January 1, 2022, Embraer started charging Eve Sub for most of the expenses Eve Sub previously carved out. Refer to Note 5 – Related Party Transactions for information regarding these agreements. On the Closing date, Embraer concluded that all relevant assets and liabilities were contributed to Eve Sub. Based on the direct charges under the MSA and SSA and the transfer of assets and liabilities to Eve Sub, the Company determined it to be appropriate to change the carve-out methodology to the legal entity approach.  The legal entity approach is often appropriate in circumstances when the transaction structure is aligned with the legal entity structure of the divested entity.  The Company applied the legal entity approach beginning January 1, 2022 until the Closing date May 9, 2022. For activity after the Closing date, no carve-out adjustments were necessary in preparation of Eve’s condensed consolidated financial statements.

F-8

The Company has recorded the impacts of the change in carve-out methodology from the management approach to the legal entity approach  as adjustments (“Separation-Related Adjustments”) to the January 1, 2022 beginning balance sheet and not as a period activity attributable to the twelve month period ended December 31, 2022. The January 1, 2022 beginning balance sheet adjustments from the December 31, 2021 balances were as follows:

Separation-related Adjustments

	December 31,	Separation-Related	January 1,
	2021	Adjustments	2022
ASSETS
Current assets:
Cash and equivalents	$14,376,523	$(8)	$14,376,515
Related party receivables	220,000	-	220,000
Other current assets	6,274,397	(8,567)	6,265,830
Total current assets	20,870,920	(8,575)	20,862,345
Capitalized software, net	699,753	(699,753)	-
Total non-current assets	699,753	(699,753)	-
Total assets	$21,570,673	$(708,328)	$20,862,345

LIABILITIES AND NET PARENT EQUITY
Current liabilities:
Accounts payable	877,641	(718,232)	159,409
Related party payables	8,642,340	1,110,032	9,752,372
Derivative financial instruments	32,226	(32,226)	-
Other payables	616,156	(94,361)	521,795
Total current liabilities	10,168,363	265,213	10,433,576
Other non-current payables	702,921	(297,921)	405,000
Total non-current liabilities	702,921	(297,921)	405,000
Total liabilities	10,871,284	(32,708)	10,838,576
Net parent equity:
Net parent investment	10,731,615	(707,846)	10,023,769
Accumulated other comprehensive loss	(32,226)	32,226	-
Total net parent equity	10,699,389	(675,620)	10,023,769
Total liabilities and net parent equity	$21,570,673	$(708,328)	$20,862,345

F-9

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company that is not an emerging growth company or is an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Functional and Reporting Currency

Management has concluded that the US Dollar (“US Dollars,” “USD,” or “$”) is the functional and reporting currency of Eve. The balances and transactions of Eve Soluções de Mobilidade Aérea Urbana Ltda. ("Eve Brazil"), a direct wholly owned subsidiary of Eve based in Brazil, that were recorded in a Brazilian reais (“BRL” or “R$”) have been translated into the functional currency (USD) before being presented in the condensed consolidated financial statements.

Foreign currency gains and losses are related to transactions with suppliers recognized in USD, but settled in BRL. The financial impact is recognized in “Other financial gain, net” within the condensed consolidated statements of operations.

Prior Period Reclassification

We have reclassified certain prior period amounts to conform to the current period presentation. Exchange rate effects due to translation were reclassified from line items within “Changes in operating assets and liabilities” to “Unrealized gain on exchange rate translation” and “Effect of exchange rate changes on cash and cash equivalents” within the condensed consolidated statements of cash flows.

Use of Estimates

The preparation of condensed consolidated financial statements in accordance with U.S. GAAP requires the Company’s management to make estimates and judgments that affected the reported amounts of assets and liabilities and allocations of expenses. These judgments were based on the historical experience, management’s evaluation of trends in the industry and other factors that were deemed relevant at that time. The estimates and assumptions were reviewed on a regular basis and the changes to accounting estimates were recognized in the period in which the estimates were revised. The Company’s management recognize that the actual results could be materially different from the estimates. Under the legal entity approach, the significant estimates include, but are not limited to the measurement of warrants, fair value measurement and income taxes.

Debt

On January 23, 2023, Eve entered into a line of credit agreement. Any debt or borrowings from banks with an original maturity date falling within twelve months will be classified within current liabilities, as well as the current portion of any long-term debt. Debt or borrowings from banks with maturity dates greater than twelve months (long-term debt) will be classified within non-current liabilities, net of any current portion. Refer to Note 7 for additional information.

New Accounting Pronouncements Not Yet Adopted

There are no recent accounting pronouncements pending adoption that the Company expects will have a material impact on our condensed consolidated financial statements and related disclosures.

F-10

Note 3 – Cash and Cash Equivalents

Cash and cash equivalents include deposits in Bank Deposit Certificates (“CDBs”) issued by financial institutions in Brazil that are immediately available for redemption and fixed term deposits in US Dollars with original maturities of 90 days or less.  Balances consisted of the following:

	September 30,	December 31,
	2023	2022
Cash	$5,521,119	$14,446,534
CDBs	4,576,199	4,483,260
Fixed deposits	-	30,216,269
Total	$10,097,318	$49,146,063

Note 4 – Financial Investments

Held to maturity (“HTM”) investments are recorded in the condensed consolidated balance sheets at amortized cost. These investments include time deposits with original maturities of one year or less, but greater than 90 days.

	September 30, 2023
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
HTM securities, at cost:
Time deposits	$164,448,485	$-	$(111,646)	$164,336,839

	December 31, 2022
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
HTM securities, at cost:
Time deposits	$178,781,549	$-	$(1,127,925)	$177,653,624

No allowance for credit losses were recognized as of September 30, 2023 and December 31, 2022.

Note 5 – Related Party Transactions

Relationship with Embraer

Prior to the Closing of the transaction with Zanite, Eve Sub was managed, operated, and funded by Embraer. Accordingly, certain shared costs have been allocated to Eve and reflected as expenses in Eve's stand-alone condensed consolidated financial statements. In December 2021, Embraer started charging research and development (“R&D”) and selling, general and administrative (“SG&A”) expenses to Eve through the Master Service Agreement and Shared Service Agreement, respectively. The expenses reflected in the condensed consolidated financial statements may not be indicative of expenses that will be incurred by Eve in the future.

F-11

Corporate Costs  Embraer incurs corporate costs for services provided to Eve. These costs include, but are not limited to, expenses for information systems, accounting, treasury, purchasing, human resources, legal, and facilities. These costs benefit Eve, but are not covered under the MSA or SSA. The corporate costs are allocated between the “Research and development” and “Selling, general and administrative” line items of the condensed consolidated statements of operations as appropriate.

Transaction Costs  During the nine month period ended September 30, 2022, Embraer paid for Transaction Costs attributable to Eve Sub. The Transaction Costs comprise, but were not limited to, costs associated with legal, finance, consulting, and auditing services with the objective to effectuate the transaction with Zanite, as described in Note 1. Expenses directly related to the anticipated closing of the transaction with Zanite were capitalized and the remaining expenses were charged to the statement of operations as SG&A expenses.

Master Service Agreement and Shared Service Agreement  In connection with the transfer of the assets and liabilities of the UAM business to Eve Sub, Embraer and Eve Sub entered into the MSA and SSA on December 14, 2021. The initial terms for the MSA and SSA are 15 years. The MSA can be automatically renewed for additional successive one-year periods. The MSA established a fee so that Eve may have access to Embraer’s R&D and engineering department structure, as well as, at Eve’s option, the ability to access manufacturing facilities in the future. The SSA established a cost overhead pool to be allocated, excluding any margin, so that Eve may be provided with access to certain of Embraer’s administrative services and facilities such as shared service centers. In addition, on December 14, 2021, Eve Sub entered into a MSA with Atech Negócios em Tecnologias S.A., a Brazilian corporation (sociedade anônima) (“Atech”) and wholly owned subsidiary of Embraer, for an initial term of 15 years (the “Atech MSA”). Fees under the Atech MSA are for services related to Air Traffic Management, defense systems, simulation systems, engineering, and consulting services.

Related Party Receivables and Payables  Certain employees have transferred from Embraer to Eve. On the transfer date of each employee, all payroll related accruals for the employee are transferred to Eve. Embraer is responsible for payroll related costs prior to the transfer date. Eve recognizes a receivable from Embraer for payroll costs incurred prior to the transfer date in the "Related party receivables" line of the condensed consolidated balance sheets. Fees and expenses in connection with the MSA are set to be payable within 45 days after receipt of the invoice by Eve together with documentation supporting the fees and expenses. Costs and expenses incurred in connection with the provision of shared services to Eve pursuant to the SSA are set to be payable within 45 days of receipt by Eve. Services provided under the MSA and SSA are recognized in "Related party payables" within the condensed consolidated balance sheets.

Royalty-Free Licenses  Under the MSA and SSA, Eve has a royalty-free license to access Embraer’s intellectual property to be used within the UAM market.

Leases  Eve enters into agreements with Embraer to lease corporate office space and other facilities. In 2021, Eve Brazil signed an agreement with Embraer to lease two facilities, one in São José dos Campos and another in Gavião Peixoto, both in the state of São Paulo, Brazil. The leases never commenced and were terminated during the second quarter 2023. There were no costs associated with the lease termination. During the period ended September 30, 2023, the Company signed two new leases with Embraer for different sites. The São José dos Campos lease commenced on June 12, 2023. At lease commencement, a right-of-use (“ROU”) asset and operating lease liabilities of $338,006 were recognized in the “Right-of-use assets, net”, “Other current payables”, and “Other non-current payables” lines of the condensed consolidated balance sheets. The lease for the Gavião Peixoto site has not commenced as of September 30, 2023.

F-12

Related Party Loan  On August 1, 2022, the Company entered into a loan agreement (the “Loan Agreement”) with EAH, a wholly owned U.S. subsidiary of Embraer, in order to efficiently manage the Company’s cash at a rate of return that is favorable to the Company for an  initial term of 12 months. On August 1, 2023, Eve and EAH agreed to amend the Loan Agreement ("Amended Loan Agreement") to extend the term an additional 12 months to August 1, 2024 and increase the interest rate to 5.97% per annum. The aggregate principal amount remains to be up to $81,000,000. All accrued interest prior to the amendment was paid. The date may be extended upon mutual written agreement by the Company and Embraer. Any outstanding principal amount under the Loan Agreement may be prepaid at any time, in whole or in part, by EAH at its election and without penalty. The Company may request full or partial prepayment of any outstanding principal amount under the Loan Agreement at any time.

Related Party Expenses

The following table summarizes the related party expenses for the presented periods:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Research and development	$20,955,523	$11,327,149	$53,363,778	$27,555,717
Selling, general and administrative	664,874	502,636	2,157,575	7,707,429
Total	$21,620,397	$11,829,785	$55,521,353	$35,263,146

Note 6 – Other Balance Sheet Components

Other Current Assets

Other current assets are comprised of the following:

	September 30,	December 31,
	2023	2022
Prepaid Directors & Officers insurance	$816,405	$1,292,317
Advances to suppliers	510,805	-
Advances to employees	209,749	74,064
Income tax advance payments (a)	-	34,642
Other assets	49,434	24,484
Total	$1,586,393	$1,425,507

(a) Includes federal withholding taxes and recoverable income taxes.

Property Plant and Equipment

Property, plant and equipment consisted of the following:

	September 30,	December 31,
	2023	2022
Development mockup	$418,721	$418,721
Leasehold improvement	166,740	-
Construction in progress ("CIP")	-	44,375
Computer hardware	14,684	13,368
Total property, plant and equipment	$600,145	$476,465
Less: Accumulated depreciation	(122,217)	(24,879)
Total property, plant and equipment, net	$477,928	$451,586

Depreciation expense for the three months ended September 30, 2023 and 2022 was $37,220 and $0, respectively. Depreciation expense for the nine months ended September 30, 2023 and 2022 was $95,979 and $0, respectively. During the nine months ended September 30, 2023, the Company disposed of CIP assets associated with the site where the lease was terminated as described in Note 5. The expense is recognized in the "Selling, general and administrative" line of the condensed consolidated statement of operations.

F-13

Other Current Payables

Other current payables are comprised of the following items:

	September 30,	December 31,
	2023	2022
Payroll accruals	$5,514,622	$4,033,516
Accrued expenses	4,314,525	2,491,847
Income tax payable	692,448	-
Other payables	143,016	122,808
Total	$10,664,611	$6,648,171

Other Non-Current Payables

Other non-current payables are comprised of the following items:

	September 30,	December 31,
	2023	2022
Advances from customers (a)	$1,075,000	$800,000
Payroll accruals	546,998	42,144
Other payable	405,788	177,930
Total	$2,027,786	$1,020,074

(a) Advances from customers relate to customers who have signed non-binding Letters of Intent to purchase eVTOLs.

Note 7 – Debt

On January 23, 2023, Eve Brazil entered into a loan agreement (the “BNDES Loan Agreement”) with Banco Nacional de Desenvolvimento Economico e Social (“BNDES”), pursuant to which BNDES agreed to grant two loans to Eve Brazil with an aggregate amount of R$490 million (approximately $98 million), to support the first phase of the development of the Company’s eVTOL project. All USD approximations use foreign currency exchange rate data as of September 30, 2023.

The first loan (“Sub-credit A”), in the amount of R$80 million (approximately $16 million), will be granted in Brazilian reais by Fundo Nacional Sobre Mudança Climática (“FNMC”), a BNDES fund that supports businesses focused on mitigating climate change and reducing carbon emissions. Sub-credit A has maturity dates on a monthly basis from March 2026 through February 2035. The second loan (“Sub-credit B”), in the amount of R$410 million (approximately $82 million), will be granted in US Dollars, as adjusted on a daily basis by the US Dollar sale rate published by the Central Bank of Brazil as the “PTAX” rate. Sub-credit B has maturity dates on a quarterly basis from May 2027 through February 2035. Eve Brazil made its first draw from the loans on September 12, 2023. In connection with the first draw from Sub-credit B, a one-time R$2 million (approximately $415,000) fee to BNDES was withheld from the proceeds.

F-14

The Company's long-term debt outstanding as of September 30, 2023 included:

			September 30,
			2023
Title	Type	Interest Rate	Fair Value	Carrying Amount
Sub-credit A	Term Loan	4.55%	$4,589,843	$5,819,957
Sub-credit B	Term Loan	(a)	4,911,539	5,903,767
Long-term debt principal			$9,501,382	$11,723,724
Unamortized debt issuance costs (b)				(404,034)
Long-term debt				$11,319,690

(a) A fixed rate is determined for each draw on the loan, calculated as 1.10% per year plus a fixed rate to be published by BNDES every 15 days in accordance with the BNDES Loan Agreement.

(b) Excludes $384,683 in deferred charges related to debt issuance costs that will be recognized pro-ratably when additional funds are drawn.

The long-term debt principal matures as follows:

	Sub-credit A	Sub-credit B
2023	$-	$-
2024	-	-
2025	-	-
2026	538,885	-
2027	646,662	553,478
Thereafter	4,634,411	5,350,289
Total	$5,819,957	$5,903,767

The BNDES loans shall be used by Eve Brazil within 36 months from the date of signing of the BNDES Loan Agreement. Otherwise, BNDES may terminate the BNDES Loan Agreement and any loans shall be paid by no later than February 15, 2035. The BNDES Loan Agreement provides that the availability of such loans are subject to BNDES’ rules and regulations and, in the case of Sub-credit A, FNMC’s budget. In the case of Sub-credit B, the loan is subject to rules and regulations of BNDES' financing program, which is subject to funding by the Conselho Monetário Nacional, Brazil’s National Monetary Council. Additionally, the BNDES Loan Agreement provides that the borrowing of any amount under these loans are subject to certain conditions, including, among others, the promulgation of a new law (which condition only applies to the first line of credit), the receipt by BNDES of a guarantee from an acceptable financial institution, absence of any facts that would have a material adverse effect on the economic or financial condition of Eve Brazil, and approval of the project by the applicable environmental entities.

F-15

Note 8 – Derivative Financial Instruments

During the second quarter of 2022, Eve began to consolidate Zanite’s assets and liabilities, which included derivative financial instruments related to the Private Placement Warrants. As of September 30, 2023 and December 31, 2022, the fair value of liability related to these derivative financial instruments was $13,395,000 and $3,562,500, respectively. The increase in the fair value of the liability was recognized as expense within the “(Loss)/gain from change in fair value of derivative liabilities” line in the condensed consolidated statement of operations.  Refer to Note 9 and 11 for additional information.

Note 9 – Fair Value Measurement

The following table lists the Company’s financial assets and liabilities by level within the fair value hierarchy. The Company’s assessment of the significance of an input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. Level 1 refers to fair values determined based on unadjusted quoted prices in active markets for identical assets or liabilities. Level 2 refers to fair values estimated using other observable inputs for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.  Level 3 includes fair values estimated using unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available. The carrying amounts of cash and cash equivalents, financial investments, related party receivables, related party loan receivables, other current assets, accounts payable, related party payables, and other current payables approximate their fair values due to the short-term maturities of the instruments.

The Company classifies its Private Placement Warrants as Level 2 because they are valued using observable, unadjusted quoted prices in active markets for similar liabilities, the Company’s Public Warrants, which have similar key terms. The Company uses the share price of its Public Warrants as the input for the recurring fair value measurement of Private Placement Warrants at the end of each reporting period. Refer to Note 8 and 11 for additional information.

During the three and nine months ended September 30, 2023 and 2022, there were no changes in the fair value methodology and no transfers between levels of the financial instruments.

	September 30,	December 31,
	2023	2022
	Level 2	Level 2
Liabilities
Private Placement Warrants	$(13,395,000)	$(3,562,500)

The position and changes in fair value of the Private Placement Warrants for the period ended September 30, 2023 were as follows:

Private Placement Warrants
Balance as of December 31, 2022	$3,562,500
Change in fair value	9,832,500
Balance as of September 30, 2023	$13,395,000

The Public Warrants were previously classified as liabilities. On the Closing date of May 9, 2022, the Public Warrants were remeasured at fair value and reclassified to equity. Refer to Note 11 for additional information.

F-16

Note 10 – Equity

The Company’s common stock and Public Warrants trade on the NYSE under the symbols “EVEX” and “EVEXW”, respectively. Pursuant to the terms of the Amended and Restated Certificate of Incorporation, the Company is authorized to issue the following shares and classes of capital stock, each with a par value of $0.001 per share: (i) 1,000,000,000 shares of common stock; and (ii) 100,000,000 shares of preferred stock. There were 269,209,021 and 269,094,021 shares of common stock issued and outstanding as of September 30, 2023 and December 31, 2022, respectively. The Company has retroactively adjusted the shares issued and outstanding prior to May 9, 2022, to give effect to the exchange ratio.

Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders.  Holders of common stock are entitled to receive such dividends, if any, as may be declared from time to time by the Company’s Board of Directors in its discretion out of funds legally available. No dividends on common stock have been declared by the Company’s Board of Directors through September 30, 2023, and the Company does not expect to pay dividends in the foreseeable future.

The Company had reserved common stock for future issuance as follows:

2022 Stock Incentive Plan	16,517,821
Shares underlying Private Placement Warrants	14,250,000
Shares underlying Public Warrants	11,499,879
Shares underlying New Warrants	37,572,536

Preferred stock may be issued at the discretion of the Company's Board of Directors, as may be permitted by the General Corporation Law of the State of Delaware and without further stockholder action. The shares of preferred stock would be issuable for any proper corporate purpose, including, among other things, future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends, or issuances under current and any future stock incentive plans, pursuant to which the Company may provide equity incentives to employees, officers, and directors and in certain instances may be used as an anti-takeover defense. As of September 30, 2023 and December 31, 2022, there was no preferred stock issued and outstanding.

In the event of a voluntary or involuntary liquidation, dissolution, distribution of assets, or winding-up, subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of the Company’s common stock will be entitled to receive an equal amount per share of all of our assets of whatever kind available for distribution to stockholders, after the rights of the holders of any preferred stock have been satisfied, if any.

United Subscription

In September 2022, the Company and United Airlines Ventures, Ltd. ("United") entered the United Subscription Agreement pursuant to which United agreed to subscribe for an aggregate of 2,039,353 shares of common stock for a purchase price of $7.36 per share and an aggregate purchase price of $15,000,000. The United investment was consummated on September 6, 2022.  The terms of the United Subscription Agreement are substantially similar to other Subscription Agreements signed by Eve.

Note 11 – Common Stock Warrants

Before the Closing, Zanite had 11,500,000 redeemable warrants available as part of the units sold in the initial public offering (the "Public Warrants") and 14,250,000 redeemable warrants in private placements (the "Private Placement Warrants"). The exercise period of the Public and Private Placement Warrants started 30 days after the Closing and will terminate on the earlier of five years after the Closing date, the date fixed by the Company to redeem all of the warrants, or the liquidation of the Company.

F-17

Warrants Classified as Equity

Public Warrants

Each Public Warrant entitles its holder to purchase one share of common stock at an exercise price of $11.50 per share, to be exercised only for a whole number of shares of our common stock. The Public Warrants became exercisable 30 days after the Closing (i.e., on June 8, 2022), provided that we have an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to them is available (or we permit holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. The Public Warrants expire five years after the Closing or earlier upon redemption or liquidation. Once the Public Warrants become exercisable, we may redeem the outstanding Public Warrants at a price of $0.01 per warrant, if the last sale price of our common stock equals or exceeds $18.00 per share for any 20 trading days within a 30 trading days period ending on the third business day before the Company sends the notice of redemption to the warrant holders.

Upon the Closing, all shares of Zanite Class A and Class B common stock were converted into, on a one-for-one basis, shares of common stock of Eve. As such, in a hypothetical change-in-control scenario, all holders of the stock would receive cash. Additionally, the Public Warrants are indexed to the Company’s own stock. Thus, at the Closing, the Public Warrants valued at $10,580,000 were reclassified from liability to equity.

New Warrants

The Company has entered into warrant agreements with certain strategic private investment in public equity investors ("Strategic PIPE Investors"), including United, pursuant to which and subject to the terms and conditions of each applicable warrant agreement. The Company has issued or has agreed to issue to the Strategic PIPE Investors warrants (the "New Warrants") to purchase an aggregate amount of (i) 24,095,072 shares of common stock with an exercise price of $0.01 per share ("Penny Warrants"), (ii) 12,000,000 shares of common stock with an exercise price of $15.00 per share, and (iii) 5,000,000 shares of common stock with an exercise price of $11.50 per share. Warrants with exercise prices of $15.00 and $11.50 per share are defined as Market Warrants.

Because the cash received for the common stock and New Warrants is significantly different from their fair value, management considers such warrants to have been issued other than at fair market value. Accordingly, such warrants represent units of account separate from the shares of common stock that were issued to the Strategic PIPE Investors in connection with their respective PIPE Investments and therefore require separate accounting treatment.

Terms related to the issuance and exercisability of the New Warrants differ among the Strategic PIPE Investors and each New Warrant is independently exercisable such that the exercise of any individual warrant does not depend on the exercise of another. As such, management has concluded that all New Warrants meet the criteria to be legally detachable and separately exercisable and therefore freestanding.

F-18

The New Warrants were recognized, measured, and classified by the Company as follows:

(a) Potential lender/financier: Market Warrants were issued to potential lender/financier counterparties at Closing, vested immediately, and do not contain exercise contingencies. These warrants were determined to be within the scope of ASC 815, Derivatives and Hedging, and equity-classified. Fair value was measured at the issuance date and recognized as New Warrants expense. As long as these warrants continue to be classified as equity, subsequent fair value remeasurement is not required.

(b) Potential customers: Market and Penny Warrants issued or issuable to potential customers of Eve were determined to be within the scope of ASC 718, Compensation-Stock Compensation, for classification and measurement and ASC 606, Revenue from Contracts with Customers, for recognition. In accordance with ASC 718, these warrants were determined to be equity-classified. The Penny Warrants can be separated into two categories: (i) contingently issuable warrants (the “Contingent Warrants”) and (ii) warrants that immediately vested upon Closing (“Vested Warrants”). The Contingent Warrants are measured at fair value on the grant date and will be recognized as variable consideration (a reduction of revenue) under ASC 606 when and if there are related revenue transactions or as New Warrants expense if there are not yet related revenue transactions. The Vested Warrants were accounted for akin to a non-refundable upfront payment to a potential customer and were recognized as New Warrants expense as Eve has no current revenue or binding contracts in place. Market Warrants issued at Closing to potential customers vested immediately and have no contingencies.

(c) Potential suppliers: Penny Warrants issued or issuable to potential suppliers of Eve, which are subject to the satisfaction of certain specified conditions, are accounted for as non-employee awards under ASC 718 and were determined to be equity-classified. The fair value of these warrants will be recognized as expense as products and/or services are received from the suppliers as if Eve paid cash for the respective transactions.

The New Warrants were measured at fair value on the grant date (May 9, 2022), except for cases where there has been a modification, where fair value is remeasured on the modification date. The fair value of Penny Warrants was calculated by subtracting $0.01 from Eve’s share price on the grant date. Market Warrants with an exercise price of $11.50 were estimated using the publicly traded Public Warrants as the terms are similar. The Company used a modified Black-Scholes model to value the Market Warrants with an exercise price of $15.00. The valuation model utilizes management judgment and pricing inputs from observable and unobservable markets with less volume and transaction frequency than active markets. Significant deviations from these estimates and inputs could result in a material change in fair value.

The following table summarizes the Black-Scholes model inputs and assumptions:

May 9,
Market Warrants with exercise price of $15.00	2022
Share Price (S0)	$11.32
Maturity Date	12/31/2025
Time (T) - Years	3.63
Strike Price (X)	$15.00
Risk-free Rate (r)	2.85%
Volatility (σ)	7.93%
Dividend Yield (q)	0.00%
Warrant Value	$0.11

Forfeitures of New Warrants within the scope of ASC 718, granted to non-employees, are estimated by the Company and reviewed when circumstances change.

United Subscription

Concurrently with the execution of the United Subscription Agreement, the Company and United also entered into the United Warrant Agreement where the Company issued warrants to United to acquire up to 2,722,536 shares of Common Stock, each with an exercise price of $0.01 per share, which were issuable upon (i) the issuance by the parties of a joint press release announcing the United Investment, (ii) the entry by the Company and an affiliate of United into a conditional purchase agreement for the sale and purchase of up to 400 eVTOLs and (iii) the agreement by the Company and United to establish a concept of operations for the use of the Company’s eVTOLs at one or more of United’s or its affiliates’ hub airports. The terms were satisfied in 2022 and United exercised 2,722,536 warrants in exchange for the same number of common shares.

In addition, pursuant to the terms of the United Warrant Agreement, the Company agreed to issue additional warrants to United to acquire up to another 2,722,536 shares of Common Stock, each with an exercise price of $0.01 per share, which are issuable upon entering into (i) a binding agreement to purchase up to 200 eVTOLs and (ii) a binding agreement for certain eVTOL services and support.

F-19

Warrants Classified as Liabilities

Private Placement Warrants

Each Private Placement Warrant entitles its holder to purchase one share of common stock at an exercise price of $11.50 per share, subject to conditions as defined in the Warrant Agreement. The Private Placement Warrants have similar terms as the Public Warrants, except for the $0.01 cash redemption feature. However, in the event a Private Placement Warrant is transferred to a third-party not affiliated with the Sponsor (referred to as a non-permitted transferee), the warrant becomes a Public Warrant and is subject to the $0.01 cash redemption feature. If this occurs, the calculation changes for the settlement amount of the Private Placement Warrants. Since the settlement amount depends solely on who holds the instrument, which is not an input to the fair value of a fixed-for-fixed option or forward on equity shares, the Private Placement Warrants are liability classified.

Note 12 – Share-based Payments

During the three months ended June 30, 2023, the Company granted 364,663 restricted stock units (“RSUs”) to executives and eligible employees under the 2022 Stock Incentive Plan ("the Plan"). These RSUs had a grant date fair value of $7.41 per unit and will generally vest and settle in common stock (on a one-for-one basis) one to three years after the grant date. Awards with a one-year vesting period contain performance conditions.

During the three months ended September 30, 2023, the Company granted 101,949 RSUs with a weighted average grant date fair value of $8.84 per unit to Board Members, executives, and eligible employees under the Plan. These RSUs will generally vest and settle in common stock (on a one-for-one basis) one to three years after the grant date. The Company also granted 191,039 RSUs with a weighted average grant date fair value of $9.60 to executives and eligible employees under the Plan. These RSUs will generally vest and settle in common stock (on a one-for-one basis) four years after the grant date and upon achieving certain future market capitalization milestones. Finally, the Company modified the service period for grants issued to certain grantees. The modification shortened the service period from three years to one year. During the three months ended September 30, 2023, the Company recognized additional share-based compensation expense of $268,850 related to the modification.

The Board of Directors determine the vesting conditions for the awards granted, subject to the conditions established in the Plan.

Note 13 – Earnings Per Share

Basic and diluted earnings per share are computed by dividing net loss for the period by the weighted average number of shares outstanding during the period.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Net loss	$(31,209,845)	$(36,744,722)	$(88,391,854)	$(153,976,295)
Weighted-average shares outstanding - basic and diluted	275,887,223	272,040,343	275,671,199	247,010,044
Net loss per share basic and diluted	$(0.11)	$(0.14)	$(0.32)	$(0.62)

For the three and nine months ended September 30, 2023 and 2022, the basic and diluted weighted-average shares outstanding included penny warrants with either no contingencies or met contingencies, which have not been exercised of 6,750,000 and 9,122,536, respectively.

The following table presents the number of shares excluded from the calculation of diluted net loss per share as their effect would have been anti-dilutive:

	September 30,
	2023	2022
Unvested restricted stock units	1,373,260	427,235
Penny warrants subject to unmet contingencies	13,822,536	14,172,536
Warrants "out of the money"	42,749,879	42,749,979
Total	57,945,675	57,349,750

F-20

Note 14 – Research and Development

Research and development expenses consist of the following:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Outsourced services	$25,060,969	$12,866,582	$64,561,834	$29,824,534
Payroll costs	3,412,390	1,310,597	7,111,111	3,621,325
Other expenses	168,706	121,746	318,713	385,031
Total	$28,642,065	$14,298,925	$71,991,658	$33,830,890

Note 15 – Selling, General and Administrative

Selling, general and administrative expenses consist of the following:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Payroll costs	$2,430,996	$2,318,107	$7,558,165	$6,686,089
Outsourced services	1,907,110	2,789,220	7,022,852	7,832,893
Director & Officers insurance	348,552	969,238	1,908,367	1,615,396
Transaction Costs	-	-	-	6,190,634
Other expenses	348,124	768,480	1,332,823	1,566,999
Total	$5,034,782	$6,845,045	$17,822,207	$23,892,011

Note 16 – Income Taxes

Deferred income taxes are generally recognized, based on enacted tax rates, when assets and liabilities have different values for financial statement and tax purposes. Eve has calculated its income tax amounts using a separate return methodology. Under this method, Eve prepares the financial statements as if it will file separate returns with tax authorities. As a result, Eve’s deferred tax balances and effective tax rate as a stand-alone entity will likely differ significantly from those calculated in the actual consolidated return with Embraer. A valuation allowance is appropriate if it is more likely than not all or a portion of deferred tax assets will not be realized. The calculation of income taxes on a separate return basis requires a considerable amount of judgment and use of both estimates and allocations.

The tax loss carryforwards and valuation allowances reflected in the condensed consolidated financial statements are based on a hypothetical stand-alone income tax return basis and may not exist in the ERJ and EAH consolidated financial statements.

Our consolidated effective income tax rate was (3.6)% and (1.4)% for the three months ended September 30, 2023 and 2022, respectively. The effective income tax rate was (1.8)% and (0.4)% for the nine months ended September 30, 2023 and 2022, respectively. For the nine months ended September 30, 2023, Eve has recognized a current income tax expense of $1,574,382 due to a year-to-date income in the Brazilian jurisdiction. The tax rate for 2023 is primarily driven by a full valuation allowance against the Company’s deferred tax assets due to historical and current losses incurred.

Note 17 – Commitments and Contingencies

As of September 30, 2023 and December 31, 2022, the Company was not involved in any material legal proceedings.  The Company will make accruals related to loss contingencies in instances where it is probable that a loss has been incurred and the amount can be reasonably estimated. Loss contingencies that are reasonably possible, but not probable, will be disclosed in the notes to the condensed consolidated financial statements.

F-21

Note 18 – Segments

Operating segment information is presented in a manner consistent with the internal reports provided to the Chief Operating Decision Makers (“CODMs”). Given Eve’s pre-revenue operating stage, it currently has no concentration exposure to products, services, or customers. Eve has determined that it currently operates in three different operating and reportable segments as the CODMs assess the operation results by each R&D project, as follows:

eVTOL Eve is designing and certifying an eVTOL purpose-built for UAM missions. Eve plans to market its eVTOLs globally to operators of UAM services, including fixed wing and helicopter operators, as well as lessors that purchase and manage aircraft on behalf of operators.

UATM Eve is developing a next-generation UATM system to help enable eVTOLs to operate safely and efficiently in dense urban airspace along with conventional fixed wing and rotary aircraft and unmanned drones. Eve expects to offer its UATM solution primarily as a subscription software offering to customers that include air navigation service providers, fleet operators and vertiport operators.

Service and Support Eve plans to offer a full suite of eVTOL service and support capabilities, including material services, maintenance, technical support, training, ground handling and data services. Its services will be offered to UAM fleet operators on an agnostic basis, supporting both its own eVTOL and those produced by third parties.

The CODMs receive information related to the operating results based on cost by each R&D project. Asset information by segment is not presented to the CODMs.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Research and development expenses	2023	2022	2023	2022
eVTOL	$25,776,932	$12,297,904	$65,601,417	$28,183,054
UATM	1,259,114	1,524,028	3,120,002	4,299,873
Service and Support	1,606,019	476,993	3,270,239	1,347,963
Total	$28,642,065	$14,298,925	$71,991,658	$33,830,890

Note 19 – Subsequent Events

On October 25, 2023, André Duarte Stein, Chief Strategy Officer, informed the Company of his intent to resign from the Company. Mr. Stein’s last day at the Company was November 1, 2023. As a result, the Company expects a reversal of accrued payroll related expenses in the fourth quarter. The reversal will impact the SG&A expense and amounts to approximately $1.3 million. Mr. Stein’s resignation is not the result of any disagreement with the Company with respect to any matter relating to the Company’s operations, policies, or practices.

F-22

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis provide information that Eve's management believes is relevant to an assessment and understanding of Eve's consolidated results of operations and financial condition. The following discussion should be read in conjunction with the Company's most recent Form-10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) and the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2023 and 2022, and the related notes that are included elsewhere in this Quarterly Report on Form 10-Q. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. The Company’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in this Quarterly Report on Form 10-Q and in our other filings with the SEC. Capitalized terms not defined have the same meaning as in the notes to the unaudited condensed consolidated financial statements.

Cautionary Note Regarding Forward-Looking Statements

This Quarterly Report on Form 10-Q contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this Quarterly Report on Form 10-Q, including, without limitation, statements under Part I, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” regarding our financial position, business strategy and the plans and objectives of management for future operations.  In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “hope,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would” or similar terms or expressions or the negative thereof., but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Quarterly Report on Form 10-Q are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the following risks, uncertainties and other factors:

•	our ability to raise financing in the future;
•	the impact of the regulatory environment and complexities with compliance related to such environment, including changes in applicable laws or regulations;
•	the impact of public health crises and epidemics;
•	our ability to implement and maintain an effective system of internal control over financial reporting;
•	our ability to grow market share in our existing markets or any new markets we may enter;
•	our ability to respond to general economic conditions;
•	the impact of foreign currency, interest rate, exchange rate and commodity price fluctuations;
•	our ability to manage our growth effectively;
•	our ability to achieve and maintain profitability in the future;
•	our ability to access sources of capital to finance operations and growth;
•	the success of our strategic relationships with third parties;
•	competition from other manufacturers and operators of electrical vertical take-off and landing vehicles and other methods of air or ground transportation;
•	various environmental requirements;
•	retention or recruitment of executive and senior management and other key employees;
•	reliance on services to be provided by Embraer and other third parties; and
•	other risks and uncertainties described in this Quarterly Report on Form 10-Q, including those under “Risk Factors”

The list above is not intended to be an exhaustive list of all of our forward-looking statements. Our forward-looking statements are based on information available as of the date of this Quarterly Report on Form 10-Q and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. While we believe these expectations, forecasts, assumptions and judgments are reasonable, our forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

1

Overview

Eve Holding, Inc. (together with its subsidiaries, as applicable, “Eve”, the “Company”, “we”, “us” or “our”), a Delaware corporation, is an aerospace company with operations in Melbourne, Florida and São José dos Campos, São Paulo. The Company is a former blank check company incorporated on November 19, 2020, under the name Zanite Acquisition Corp. (“Zanite”) as a Delaware corporation that was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Eve’s goal is to be a leading company in the urban air mobility ("UAM") market by taking a holistic approach to developing a UAM solution that includes: the design and production of electric vertical take-off and landing vehicles (“eVTOLs”), a portfolio of maintenance and support services focused on Eve’s and third-party eVTOLs, and a new air traffic management system for eVTOLs, otherwise known as Urban Air Traffic Management (“UATM”) system designed to allow eVTOLs to operate safely and efficiently in dense urban airspace alongside conventional aircraft and drones. Eve’s mission is to bring affordable air transportation to all passengers, improve quality of life, unleash economic productivity, save passengers time, and reduce global carbon emissions. Eve plans to leverage its strategic relationship with Embraer to de-risk and accelerate its development plans, while saving costs by utilizing Embraer’s extensive resources.

Eve’s Business Model

Eve plans to fuel the development of the UAM ecosystem by providing a complete portfolio of UAM solutions across three primary offerings:

eVTOL Production and Design. Eve is designing and certifying an eVTOL purpose-built for UAM missions. Eve plans to market its eVTOLs globally to operators of UAM services, including fixed wing and helicopter operators, as well as lessors that purchase and manage aircraft on behalf of operators.

Service and Support. Eve plans to offer a full suite of eVTOL service and support capabilities, including material services, maintenance, technical support, training, ground handling and data services. Its services will be offered to UAM fleet operators on an agnostic basis – supporting both its own eVTOL and those produced by third parties.

Urban Air Traffic Management. Eve is developing a next-generation UATM system to help enable eVTOLs to operate safely and efficiently in dense urban airspace along with conventional fixed wing and rotary aircraft and unmanned drones. Eve expects to offer its UATM solution primarily as a subscription software offering to customers that include air navigation service providers, fleet operators and vertiport operators.

To date, Eve has not generated any revenue, as it continues to develop its eVTOL vehicles and other UAM solutions. As a result, Eve will require substantial additional capital to develop products and fund operations for the foreseeable future. Until Eve can generate any revenue from product sales and services, it expects to finance operations through a combination of existing cash on hand, public offerings, private placements, and debt financings. The amount and timing of future funding requirements will depend on many factors, including the pace and results of development efforts.

2

Master Service Agreements

EVE UAM, LLC, a Delaware limited liability company (“Eve Sub”) has entered into the Master Service Agreement with ERJ and the Atech MSA with Atech (collectively, the "MSAs"), a Service Agreement with the Eve Brazil, and the SSA with ERJ, EAH and Eve Brazil. Pursuant to the MSAs with ERJ and Atech, each of ERJ and Atech, either directly or through their respective affiliates, will provide certain services and products to Eve and its subsidiaries, including, among others, product development of eVTOL, services development, parts planning, technical support, AOG (Aircraft on Ground) support, MRO (Maintenance, Repaid and Overhaul) planning, training, special programs, technical publications development, technical publications management and distribution, operation, engineering, designing and administrative services and, at Eve’s option, future eVTOL manufacturing services. Eve expects to collaborate with ERJ and leverage ERJ’s expertise as an aircraft producer, which will help it design and manufacture eVTOLs with low maintenance and operational costs and design systems and processes for maintenance, develop pilot training programs, and establish operations. The services provided under the SSA include, among others, corporate and administrative services to Eve. In addition, Eve Sub has also entered into the Data Access Agreement with ERJ and Eve Brazil, pursuant to which, among other things, ERJ has agreed to provide Eve Brazil with access to certain of its intellectual property and proprietary information in order to facilitate the execution of the specific activities that are set out in certain of the statements of work entered into pursuant to the Services Agreements.

The aforementioned Services Agreements continue to be in full force and effect. Further information about such agreements is set forth beginning on page 68 of our prospectus, dated January 18, 2023, filed on January 20, 2023, pursuant to Rule 424(b) under the Securities Act, relating to the Registration Statement on Form S-1/A, as amended (File No.333-265337) (the “Prospectus”), in the section entitled “Material Agreements”.

Key Factors Affecting Operating Results

For further discussion on the risks attendant to the Key Factors Affecting Operating Results, see the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in this Quarterly Report on Form 10-Q and in our most recent Annual Report on Form 10-K.

Brazilian Economic Environment

The Brazilian government has frequently intervened in the Brazilian economy and occasionally made drastic changes in policy and regulations. The Brazilian government’s actions to control inflation and affect other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies and incentives, price controls, currency devaluations, capital controls, and limits on imports. Changes in Brazil’s monetary, credit, tariff and other policies could adversely affect our business, as could inflation, currency and interest-rate fluctuations, social instability and other political, economic or diplomatic developments in Brazil, as well as the Brazilian government’s response to these developments.

Rapid changes in Brazilian political and economic conditions that have occurred and may occur require continued assessment of the risks associated with our activities and the adjustment of our business and operating strategy accordingly. Developments in Brazilian government policies, including changes in the current policy and incentives adopted for financing exports of Brazilian goods, or in the Brazilian economy, over which we have no control, may have a material adverse effect on our business.

Inflation and exchange rate variations have had and may continue to have substantial effects on our financial condition and results of operations.

Inflation and exchange rate variations affect our monetary assets and liabilities denominated in Brazilian reais. The value of these assets and liabilities as expressed in US Dollars declines when the real devalues against the US Dollar and increases when the real appreciates. In periods of devaluation of the real, we report (i) a remeasurement loss on real-denominated monetary assets and (ii) a remeasurement gain on real-denominated monetary liabilities. For additional information on the effects of exchange rate variations on our financial condition and results of operations, see the section entitled “Item 3. Quantitative and Qualitative Disclosures about Market Risk.”

Development of the UAM Market

Our revenue will be directly tied to the continued development and sale of eVTOL and related services. While we believe the market for UAM will be large, it remains undeveloped and there is no guarantee of future demand. We currently anticipate commercialization of our eVTOL services-and-support business beginning in 2025, followed by the commercialization and initial revenue generation from the sale of our eVTOLs beginning in 2026, and our business will require significant investment leading up to launching passenger services, including, but not limited to, final engineering designs, prototyping and testing, manufacturing, software development, certification, pilot training, and commercialization.

3

We believe one of the primary drivers for adoption of our UAM services is the value proposition and time savings offered by aerial mobility relative to traditional ground-based transportation. Additional factors impacting the pace of adoption of our UAM services include but are not limited to: perceptions about eVTOL quality, safety, performance and cost; perceptions about the limited range over which eVTOL may be flown on a single battery charge, volatility in the cost of oil and gasoline, availability of competing forms of transportation, such as ground or air taxi or ride-hailing services, the development of adequate infrastructure, consumers’ perception about the convenience and cost of transportation using eVTOL relative to ground-based alternatives, and increases in fuel efficiency, autonomy, or electrification of cars. In addition, macroeconomic factors could impact demand for UAM services, particularly if end-user pricing is at a premium to ground-based transportation alternatives or more permanent work-from-home behaviors persist following the COVID pandemic. We anticipate initial operations in selected high-density metropolitan areas where traffic congestion is particularly acute and operating conditions are suitable for early eVTOL operations. If the market for UAM does not develop as expected, this would impact our ability to generate revenue or grow our business.

Competition

We believe that our primary sources of competition are focused UAM developers and established aerospace and automotive conglomerates developing UAM businesses. We expect the UAM industry to be dynamic and increasingly competitive. Our competitors could get to market before us, either generally or in specific markets. Even if we are first to market, we may not fully realize the benefits we anticipate and we may not receive any competitive advantage or may be overcome by other competitors. If new companies or existing aerospace or automotive conglomerates launch competing solutions in the markets in which we intend to operate and obtain large-scale capital investment, we may face increased competition. Additionally, our competitors may benefit from our efforts in developing consumer and community acceptance for UAM products and services, making it easier for them to obtain the permits and authorizations required to operate UAM services. In the event our project experiences substantial delays, or our current or future competitors overcome our advantages, our business, financial condition, operating results and prospects would be harmed.

Government Certification

We plan to obtain authorizations and certifications for our eVTOL with the Agência Nacional de Aviação Civil (ANAC), Federal Aviation Administration (FAA), and European Union Aviation Safety Agency (EASA) initially and will seek certifications from other aviation authorities as necessary. We will also need to obtain authorizations and certifications related to the production of our aircraft and the deployment of our related services. While we anticipate being able to meet the requirements of such authorizations and certifications, we may be unable to obtain such authorizations and certifications, or to do so on the timeline we project. Should we fail to obtain any of the required authorizations or certifications, or do so in a timely manner, or any of these authorizations or certifications are modified, suspended or revoked after we obtain them, we may be unable to launch our commercial service or do so on the timelines we project, which would have adverse effects on our business, prospects, financial condition and/or results of operations.

Initial Business Development Engagement

Since its founding, Eve has been engaged in multiple market and business development projects around the world. Examples of this include two concepts of operation (CONOPS) with Airservices Australia as well as with the United Kingdom Civil Aviation Authority. Both of these market and business development initiatives demonstrated Eve’s ability to create new procedures and frameworks designed to enable the safe scalability of UAM together with our partners. Using these initiatives as a guide, Eve has launched CONOPS in Rio de Janeiro, Miami, Japan, and Chicago, and hopes to launch additional concepts of operation in the United States, Brazil and around the world.

In addition to our market development initiatives, Eve has signed non-binding letters of intent to sell over 2,850 of our eVTOL aircraft and we continue to seek additional opportunities for sales partnerships. In addition to these deals, Eve has been actively involved in the UAM ecosystem development by signing Memorandums of Understanding (MOUs) with more than 28 market-leading partners in segments spanning infrastructure, operations, platforms, utilities, and others. In the future, we plan to focus on implementation and ecosystem readiness with our existing partners while continuing to seek UATM and support-services partnerships in order to complement our business model and drive growth.

4

Fully-Integrated Business Model

Eve’s business model to serve as a fully-integrated eVTOL transportation solution provider is uncertain. Present projections indicate that payback periods on eVTOL aircraft will result in a viable business model over the long-term as production volumes scale and unit economics improve to support sufficient market adoption. As with any new industry and business model, numerous risks and uncertainties exist. Our financial results are dependent on certifying and delivering eVTOL on time and at a cost that supports returns at prices that sufficient numbers of customers are willing to pay based on value arising from time and efficiency savings from utilizing eVTOL services. Our aircraft include numerous parts and manufacturing processes unique to eVTOL aircraft, in general and our product design, in particular. Best efforts have been made to estimate costs in our planning projections; however, the variable cost associated with assembling our aircraft at scale remains uncertain at this stage of development. The success of our business also is dependent, in part, on the utilization rate of our aircraft and reductions in utilization will adversely impact our financial performance. Our aircraft may not be able to fly safely in poor weather conditions, including snowstorms, thunderstorms, lightning, hail, known icing conditions and/or fog. Inability to operate safely in these conditions would reduce our aircraft utilization and cause delays and disruptions in our services. We intend to maintain a high daily aircraft utilization rate which is the amount of time our aircraft spend in the air carrying passengers. High daily aircraft utilization is achieved in part by reducing turnaround times at vertiports so we can fly more hours on average in a day. Aircraft utilization is reduced by delays and cancellations from various factors, many of which are beyond our control, including adverse weather conditions, security requirements, air traffic congestion and unscheduled maintenance events.

Components of Results of Operations

Revenue

Eve is a development stage company and has not generated any revenue. We do not expect to generate revenue from eVTOL sales until we obtain regulatory approval of and commercialize our first eVTOL. Projected revenue in 2025 is expected for Service and Support and UATM fees. These eVTOL-related revenue sources are not solely dependent on Eve aircraft, which are not expected to begin production until 2025 and generate revenue until 2026. Our ability to generate revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of our eVTOL.

Operating Expenses

Research and Development Expenses

Research and development activities represent a significant part of Eve’s business. Eve’s research and development efforts focus on the design and development of eVTOLs, the development of services and operations for its vehicles and those operated by third parties, as well as the development of a UATM software platform. Research and development expenses consist of personnel-related costs (including salaries, bonuses, benefits and stock-based compensation) for Eve’s employees focused on research and development activities and costs of consulting, equipment and materials, as well as other related costs, amortization, and an allocation of overhead, including rent, information technology costs and utilities. Eve expects research and development expenses to increase significantly as it increases staffing to support eVTOL aircraft engineering and software development, builds aircraft prototypes, progresses towards the launch of its first eVTOL aircraft, and continues to explore and develop next generation aircraft and technologies.

Eve cannot determine with certainty the timing or duration of, or the completion costs of its eVTOL aircraft due to the inherently unpredictable nature of its research and development activities. Development timelines, the probability of success, and development costs can differ materially from expectations.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of personnel-related costs (including salaries, bonuses, benefits and stock-based compensation) for employees associated with administrative services such as executive management, legal, human resources, information technology, accounting and finance. These expenses also include certain third-party consulting services, business development, contractor and professional services fees, audit and compliance expenses, insurance costs, facilities costs, and corporate overhead costs, depreciation, rent, information technology costs, and utilities. Selling, general and administrative expenses have increased as Eve ramped up operations and became a public company, which is required to comply with the applicable provisions of the Sarbanes-Oxley Act (“SOX”) and other rules and regulations. Eve has been incurring and will continue to incur additional costs for employees and third-party consulting services related to operating as a public company and to support Eve’s commercialization efforts.

New Warrants Expenses

Eve issued or agreed to issue new warrants to potential customers, financiers and suppliers. The new warrants exercisable upon the closing of the transaction were recognized by Eve at their respective fair values on this date as an operating expense (since Eve has no current revenue or binding contracts in place). Refer to Note 11 for more details.

5

Results of Operations (unaudited)

Comparison of Three and Nine Months Ended September 30, 2023 to the Three and Nine Months Ended September 30, 2022:

The following tables set forth statement of operations information for the three and nine months ended September 30, 2023 and 2022.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Operating expenses
Research and development	$28,642,065	$14,298,925	$71,991,658	$33,830,890
Selling, general and administrative	5,034,782	6,845,045	17,822,207	23,892,011
New Warrants expenses	-	17,424,230	-	104,776,230
Loss from operations	(33,676,847)	(38,568,200)	(89,813,865)	(162,499,131)
(Loss)/gain from change in fair value of derivative liabilities	(853,575)	285,000	(9,832,500)	6,127,500
Financial investment income	2,802,189	1,492,292	9,039,037	2,380,240
Other financial gain, net	1,616,035	536,562	3,789,856	635,180
Loss before income taxes	(30,112,198)	(36,254,346)	(86,817,472)	(153,356,211)
Income tax expense	(1,097,647)	(490,376)	(1,574,382)	(620,084)
Net loss	$(31,209,845)	$(36,744,722)	$(88,391,854)	$(153,976,295)

Weighted-average number of shares outstanding – basic and diluted	275,887,223	272,040,343	275,671,199	247,010,044
Net loss per share basic and diluted	$(0.11)	$(0.14)	$(0.32)	$(0.62)

	Y-o-Y Changes for the Three Months Ended		Y-o-Y Changes for Nine Months Ended
	September 30, 2023 vs September 30, 2022		September 30, 2023 vs September 30, 2022
	Changes in $	Changes in %	Changes in $	Changes in %
Operating expenses
Research and development	14,343,140	100%	38,160,768	113%
Selling, general and administrative	(1,810,263)	(26)%	(6,069,804)	(25)%
New Warrants expenses	(17,424,230)	(100)%	(104,776,230)	(100)%
Loss from operations	4,891,353	(13)%	72,685,266	(45)%
(Loss)/gain from change in fair value of derivative liabilities	(1,138,575)	(400)%	(15,960,000)	(260)%
Financial investment income	1,309,897	88%	6,658,797	280%
Other financial gain, net	1,079,473	201%	3,154,676	497%
Loss before income taxes	6,142,148	(17)%	66,538,739	(43)%
Income tax expense	(607,271)	124%	(954,298)	154%
Net loss	5,534,877	(15)%	65,584,441	(43)%

Research and development expenses

Research and development expenses increased by $14.3 million, from $14.3 million in the three months ended September 30, 2022, to $28.6 million in the three months ended September 30, 2023. Research and development expenses increased by $38.2 million, from $33.8 million in the nine months ended September 30, 2022 to $72.0 million in the nine months ended September 30, 2023. This increase in research and development was primarily due to an increase in R&D’s team headcount, whose activities are mainly related to eVTOL, Services & Operations Solutions, and UATM development, as well as higher engineering expenses contemplated in MSA agreements with ERJ and Atech, mainly related to cost of supplies for the development of the prototype vehicle, a full-scale model of Eve’s eVTOL, including batteries, motors, thermal management systems and propellers. Further, additional milestone payments and purchases of parts, equipment and supplies went to suppliers and outside contractors in connection with the continued development of the prototype vehicle.

6

Selling, general and administrative expenses

Selling, general and administrative expenses decreased $1.8 million, from $6.8 million in the three months ended September 30, 2022, to $5.0 million in the three months ended September 30, 2023. Selling, general and administrative expenses decreased by $6.1 million, from $23.9 million in the nine months ended September 30, 2022 to $17.8 million in the nine months ended September 30, 2023. The decrease in selling, general and administrative expenses was largely driven by the non-recurring nature of several expenses related to the Company’s listing in the New York Stock Exchange (NYSE) on May 9, 2022, including legal, consulting, and marketing expenses.

New Warrants expenses

Expenses related to New Warrants were not incurred during the three and nine months ended September 30, 2023.  New Warrants expenses of $17.4 million and $104.8 million were incurred during the three and nine months ended September 30, 2022, respectively.  The expenses were primarily related to the New Warrants issued to Strategic PIPE Investors at the Closing of the Business Combination, as described in Note 11.

Financial investment income

Financial investment income increased from $1.5 million in the three months ended September 30, 2022, to $2.8 million in the three months ended September 30, 2023. Financial investment income increased from $2.4 million in the nine months ended September 30, 2022, to $9.0 million in the nine months ended September 30, 2023. Eve has invested its cash in short fixed-income instruments of low risk, mostly in US Dollar and high-quality financial institutions.

Other financial gain, net

Other financial gain, net of $0.5 million in the three months ended September 30, 2022, increased to $1.6 million in the three months ended September 30, 2023. Other financial gain, net of $0.6 million as of September 30, 2022 increased to $3.8 million in the nine months ended September 30, 2023.  The increases in gain for both periods were primarily driven by interest income on the Related Party Loan. Eve and Embraer entered into the Related Party Loan agreement on August 1, 2022.  The loan was extended for another one-year term on August 1, 2023.

Loss before income taxes

As a result of the aforementioned factors, loss before taxes on income decreased by $6.1 million, from a loss of $36.3 million in the three months ended September 30, 2022, to a loss of $30.1 million in the three months ended September 30, 2023. As a result of the aforementioned factors, loss before taxes on income decreased by $66.5 million, from a loss of $153.4 million in the nine months ended September 30, 2022 to a loss of $86.8 million in the nine months ended September 30, 2023.

7

Net loss and comprehensive loss

As a consequence of the aforementioned factors, our consolidated net loss after taxes, decreased by $5.5 million, from a loss of $36.7 million in the three months ended September 30, 2022, to a loss of $31.2 million in the three months ended September 30, 2023. As a consequence of the aforementioned factors, our consolidated net loss after taxes, decreased by $65.6 million, from a loss of $154.0 million in the nine months ended September 30, 2022 to a loss of $88.4 million in the nine months ended September 30, 2023.

Liquidity and Capital Resources

Eve has incurred net losses since its inception and to date has not generated any revenue from the design, development, manufacturing, engineering and sale or distribution of electric aircraft. We expect to continue to incur losses and negative operating cash flows for the foreseeable future until we successfully commence sustainable commercial operations.

As of the Closing of the business combination with Zanite Acquisition Corp., Eve received net proceeds from the business combination and PIPE Investment of approximately $329.1 million.  As of September 30, 2023, Eve had cash of $10.1 million, investments in marketable securities of $164.4 million and a related party loan receivable of $81.8 million from EAH. Additionally, on January 23, 2023, the Company secured loans from BNDES for a total of R$490.0 million (approximately $97.9 million, using the exchange rate on September 30, 2023). As of September 30, 2023, Eve drew $11.7 million from the loans, excluding debt issuances costs. The $86.2 million available to be drawn provides total liquidity of approximately $342.5 million. The total liquidity is expected to be sufficient to fund Eve's current operating plan for at least the next twelve months. In addition, Eve will receive the proceeds from any exercise of any warrants in cash, other than a cashless exercise effected in accordance with the terms of such warrants. For additional information, please see “Liquidity and Capital Resources” in Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations in our most recent Annual Report on Form 10-K.

Eve’s future capital requirements will depend on many factors, including:

•	research and development expenses as it continues to develop its eVTOL aircraft;
•	capital expenditures in the expansion of its manufacturing capacities;
•	additional operating costs and expenses for production ramp-up and raw material procurement costs;
•	general and administrative expenses as Eve scales its operations;
•	interest expense from any debt financing activities; and
•	selling and distribution expenses as Eve builds, brands and markets electric aircraft.

8

Eve intends to continue to use the proceeds received from the Business Combination and the PIPE Investment primarily to fund its research and development activities and other personnel costs, which are our business’ principal uses of cash. In light of the significant number of redemptions that occurred during the business combination, the current trading price for shares of our common stock and the unlikelihood that we will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, these funds will likely not be sufficient to enable Eve to complete all necessary development of and commercially launch its eVTOL aircraft. Our future capital requirements will depend on many factors, including our revenue growth rate, the timing and the amount of cash received from our customers, the expansion of sales and marketing activities and the timing and extent of spending to support development efforts. Until Eve generates sufficient operating cash flow to cover its operating expenses, working capital needs and planned capital expenditures, or if circumstances evolve differently than anticipated, Eve expects to utilize a combination of equity and debt financing to fund any future capital needs. Currently, no decision has been made as to specific sources of additional funding and Eve may explore different potential funding opportunities including potential long-term debt finance lines with private and public banks, advances and pre-delivery down payments from customers as well as equity and convertible lines. Eve may be unable to raise additional funds when needed on favorable terms or at all. The sale of securities by selling securityholders pursuant to the Prospectus could result in a significant decline in the public trading price of the common stock and could further decrease the likelihood of raising additional funds successfully. If Eve raises funds by issuing equity securities, dilution to stockholders may result. Any equity securities issued may also provide for rights, preferences, or privileges senior to those of holders of common stock. If Eve raises funds by issuing debt securities, these debt securities would have rights, preferences and privileges senior to those of preferred and common stockholders. The terms of debt securities or borrowings could impose significant restrictions on our operations. The capital markets have in the past and may in the future, experience periods of upheaval that could impact the availability and cost of equity and debt financing.

In the event that Eve requires additional financing but is unable to raise additional capital or generate cash flows necessary to continue its research and development and invest in continued innovation, Eve may not be able to compete successfully, which would harm its business, results of operations and financial condition. If adequate funds are not available, Eve may need to reconsider its expansion plans or limit its research and development activities, which could have a material adverse impact on our business prospects and results of operations.

Cash Flows

The following table summarizes cash flows for the periods indicated:

	Nine Months Ended
	September 30,
	2023	2022
Net cash used by operating activities	$(69,996,532)	$(38,702,719)
Net cash provided (used) by investing activities	19,831,944	(250,418,721)
Net cash provided by financing activities	10,714,180	352,703,551
Effect of exchange rate changes on cash and cash equivalents	401,663	(17,263)
Net (decrease) increase in cash and cash equivalents	$(39,048,745)	$63,564,848

Net Cash Used by Operating Activities

2023 Compared with 2022

Net cash used by operating activities for the nine months ended September 30, 2023, was $70.0 million versus net cash used of $38.7 million in the nine months ended September 30, 2022, with the change resulting principally from an increase in research and development expenses in 2023, as compared to 2022, partially compensated by higher accounts payable to ERJ.

Net Cash Provided (Used) by Investing Activities

2023 Compared with 2022

Net cash provided by investing activities for the nine months ended September 30, 2023, was $19.8 million versus net cash used of $250.4 million in the nine months ended September 30, 2022. The change results principally from investing capital contributions into interest-bearing marketable securities of $169.0 million and a related party loan receivable of $81.0 million to Embraer Aircraft Holdings (EAH).

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Net Cash Provided by Financing Activities

2023 Compared with 2022

Net cash provided by financing activities for the nine months ended September 30, 2023, was $10.7 million versus net cash provided of $352.7 million in the nine months ended September 30, 2022. The change results principally from the proceeds raised from the business combination with Zanite Acquisition Corp. and from PIPE investors in Eve’s public-listing process in May 2022.

As of September 30, 2023, we have drawn approximately $11.3 million, net of fees, from the available loans.

Recent Developments

On October 25, 2023, André Duarte Stein, Chief Strategy Officer, informed the Company of his intent to resign from the Company. Mr. Stein’s last day at the Company was November 1, 2023. Mr. Stein’s resignation is not the result of any disagreement with the Company with respect to any matter relating to the Company’s operations, policies, or practices.

On October 30, 2023, the Board of Directors (the “Board”) of the Company appointed Gerard J. DeMuro as a Class III director of the Board, effective November 1, 2023. Mr. DeMuro was selected as a designee of  Zanite Sponsor LLC (“Zanite”) pursuant to the Stockholders Agreement, dated as of May 9, 2022, by and among the Company, Embraer Aircraft Holding, Inc. and Zanite to fill the vacancy on the Board created by the previously disclosed resignation of Kenneth C. Ricci. The Board has determined that Mr. DeMuro does not qualify as an independent director in accordance with the requirements of the New York Stock Exchange. Mr. DeMuro, however, will participate in the Company’s standard compensation program for non-employee directors, as described in the Company’s 2023 proxy statement filed with the Securities and Exchange Commission on April 10, 2023, provided that (i) Mr. DeMuro will not receive any payments related to his Board service for calendar year 2023 and (ii) his first Board equity grant will occur during the next annual grant cycle. Mr. DeMuro is expected to be named to the Compensation Committee of the Board. At this time, the Company is not aware of any transactions in which Mr. DeMuro has a direct or indirect interest that would require disclosure under Item 404(a) of Regulation S-K.

Critical Accounting Policies and Estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent liabilities and the reported amounts of expenses during the reporting period. Eve’s estimates are based on our historical experience and on various other factors that Eve believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.

The accounting policies and estimates that affect the condensed consolidated financial statements and the judgments and assumptions used are consistent with those described in the MD&A in our most recent Annual Report on Form 10-K.

10

Credit Risk

Financial instruments, which subjects Eve to concentrations of credit risk, consist primarily of cash, cash equivalents, financial investments, related party loan receivable and derivative financial instruments. Eve’s cash and cash equivalents and financial investments are held at major financial institutions located in the United States of America and Brazil. At times, cash account balances with any one financial institution may exceed Federal Deposit Insurance Corporation insurance limits ($250,000 per depositor per institution). Management believes the financial institutions that hold Eve’s cash and cash equivalents and financial investments are financially sound and, accordingly, minimal credit risk exists with respect to cash and cash equivalents and financial investments.

Eve also performs ongoing evaluation of the counterparty of our Intercompany Loan.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Section 107(b) of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we are not subject to the same implementation timeline for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of our financials to those of other public companies more difficult.

We also take advantage of some of the reduced regulatory and reporting requirements of emerging growth companies pursuant to the JOBS Act, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute payments.

We will lose our emerging growth company status and become subject to the SEC’s internal control over financial reporting management and auditor attestation requirements upon the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of the completion of our IPO, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which requires the market value of our Common Stock that are held by non-affiliates to exceed $700 million as of the prior June 30th , and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three year period.

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Item 3.  Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to market risk for changes in the Brazilian interest rate CDI, applicable to our cash equivalent in Brazil, that was invested in Bank Deposit Certificates (“CDB”), (Applications issued by financial institutions in Brazil, immediately available for redemption). As of September 30, 2023, approximately 2.62% of our consolidated cash, cash equivalents and financial investments were indexed to the variation of the CDI rate.

The CDI rate is an average of interbank overnight rates in Brazil. A risk to financial investment income arises from rate fluctuations in the Brazilian interest rates.

The interest rates of the lines of credit made available by BNDES are fixed which will not result in unexpected variability of the interest expenses.

Our investment policy is focused on the preservation of capital and supporting its liquidity needs. The Company’s policy for managing the risk of fluctuations in interest rates on financial investments is to maintain a system to measure market risk, which consists of an aggregate analysis of variety of risk factors that might affect the return of those investments.

Foreign Currency Risk

The Company’s operations most exposed to foreign exchange gains/losses are those denominated in Reais (labor costs, tax issues, local expenses and financial investments) arising from the subsidiary located in Brazil. The relationship of the real to the value of the US Dollar, may adversely affect us, mainly due to the factor that 5% of total assets and 38% of total liabilities are in reais.

The Brazilian currency has, during the last decades, experienced frequent and substantial variations in relation to the US Dollar and other foreign currencies. On September 30, 2023, the real appreciated against the US Dollar in comparison to September 30, 2022, reaching BRL5.0076 per US$1.00 as of September 30, 2023.

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Item 4. Controls and Procedures

Management’s Evaluation of Disclosure Control and Procedures

The Company’s management is responsible for maintaining disclosure controls and procedures that are designed to ensure that material information required to be disclosed in our reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our principal executive officers and principal financial officer, to allow timely decisions regarding required financial disclosure. Because of the inherent limitations, disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of disclosure controls and procedures are met.

Under the supervision and with the participation of our management, including our principal executive officers and principal financial officer, we evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Quarterly Report on Form 10-Q. Based on this evaluation, our principal executive officers and principal financial officer have concluded that our disclosure controls and procedures were not effective as of September 30, 2023, due to material weaknesses in our internal control over financial reporting, as previously disclosed in Item 9A “Controls and Procedures” of our most recent Annual Report on Form 10-K, which have not been remediated as of September 30, 2023.

Notwithstanding the identified material weaknesses in internal control over financial reporting, our management performed additional analysis as deemed necessary to ensure that our condensed consolidated financial statements included in this Quarterly Report on Form 10-Q are fairly stated, in all material respects, in accordance with generally accepted principles in the United States of America.

Previously Reported Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

As previously disclosed in 9A “Controls and Procedures” of our most recent Annual Report on Form 10-K, we have identified material weaknesses in our internal control over financial reporting. In particular:

•

We did not design and maintain effective controls to timely analyze, account for and disclose non-routine, unusual or complex transactions, as well as accrued expenses, share-based payments and properly disclose certain financial presentation matters.

•	We did not design and implement an effective risk assessment, information and communication processes.
•	We do not have sufficient personnel with qualifications and experience within our control environment to address complex accounting matters.

13

Management’s Remediation Plan

Our management is actively engaged and committed to taking the steps necessary to remediate the control deficiencies that constituted the material weaknesses. In order to address the material weaknesses in internal control over financial reporting described above, management, with direction from the Audit Committee, is in the process of developing and implementing remediation plans to address the control deficiencies that led to these material weaknesses, including the following actions that were taken in 2023:

•

We engaged outside consultants to assist in the design, implementation, documentation and remediation of internal controls that address the relevant risks and to assist us in the evaluation of our relevant accounting and operating systems, to enable us to improve our processes and controls over financial reporting.

•	We engaged an outside firm to assist management with the accounting and disclosure of complex accounting transactions that occur during the year.
•	We have identified the root cause of the deficiencies and the related relevant controls to be designed and implemented to timely detect and prevent material errors or omitted disclosures.
•	We have designed and implemented controls to perform an entity level risk assessment and address identified risks related to information and communication processes.
•	We onboarded multiple resources with qualifications, education, certifications and experience to address complex accounting matters.
•	We have provided training to our personnel performing internal control functions in order to enhance their level of understanding over the appropriate design, implementation and effectiveness of controls.
•	Management has begun its procedures to evaluate the design, implementation and operating effectiveness of controls implemented in 2023.

Our remediation activities are continuing during 2023. In addition to the above actions, we expect to both continue with the actions above and engage in additional activities, including, but not limited to:

•

Management will continue to evaluate and hire additional resources within our accounting and financial reporting and internal control functions with the appropriate experience, certifications, education and training for key financial reporting and accounting positions.

•	We will continue our iterative risk assessment process, to enhance overall compliance.
•

Management will continue to implement and evaluate controls to ensure timely communication within the relevant areas of the Company to identify events and/or transactions that may impact the Company’s financial reporting.

Management believes these enhancements, once implemented, will reduce the risk of a material misstatement resulting from the material weaknesses described above. However, it will require a period of time to determine the operating effectiveness of any newly implemented internal controls. We will continue to assess the effectiveness of our remediation efforts in connection with our evaluations of internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Except as discussed above, there was no change in our internal control over financial reporting that occurred during the third quarter ended September 30, 2023, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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PART II – OTHER INFORMATION

Item 1. Legal Proceedings.

We are, from time to time, subject to various claims, lawsuits and other legal and administrative proceedings arising in the ordinary course of business. We are not currently a party to any such claims, lawsuits or proceedings, the outcome of which, if determined adversely to us, we believe would, individually or in the aggregate, be material to our business or result in a material adverse effect on our future operating results, financial condition or cash flows.

Item 1A. Risk Factors.

Please refer to the section entitled “Risk Factors” in the Company’s most recent Annual Report on Form 10-K. Any of those factors, or additional risk factors not presently known to us or that we currently deem immaterial, could result in a material adverse effect on our business, financial condition or results of operations. We may disclose changes to such factors or disclose additional factors from time to time in our future filings with the SEC.

Item 2. Unregistered Sales of Equity Securities, Use of Proceeds, and Issuer Purchases of Equity Securities.

None.

Item 3. Defaults Upon Senior Securities.

None.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Other Information.

Not applicable.

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Item 6. Exhibits

The following exhibits are filed or furnished as a part of, or incorporated by reference into, this Quarterly Report on Form 10-Q.

Exhibit No.	Description
3.1

Second Amended and Restated Certificate of Incorporation of Eve Holding, Inc., dated as of May 9, 2022 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 13, 2022).

3.2	Amended and Restated Bylaws of Eve Holding, Inc., dated as of May 9, 2022 (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the SEC on May 13, 2022).
10.1	Employment Agreement by and among EVE Soluções de Mobilidade Aérea Urbana, Ltda., Eve Holding, Inc. and Johann Bordais, dated September 29, 2023 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 4, 2023).

31.1*	Certification of Chief Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act.
31.2*	Certification of Chief Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act.
32.1*	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act.
32.2*	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act.
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because iXBRL tags are embedded within the Inline XBRL document).
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
* Furnished.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EVE HOLDING, INC.
Date: November 7, 2023	By:	/s/ Johann Bordais
		Name:	Johann Bordais
		Title:	Chief Executive Officer
(Principal Executive Officer)

Date: November 7, 2023	By:	/s/ Eduardo Siffert Couto
		Name:	Eduardo Siffert Couto
		Title:	Chief Financial Officer
(Principal Financial and Accounting Officer)

17